SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

NATHAN’S FAMOUS, INC.
(Name of Subject Company)
________________________

NATHAN’S FAMOUS, INC.
(Names of Filing Persons - Offeror)
________________________

Common Stock, $.01 Par Value
(Title of Class of Securities)
________________________

632347100
(CUSIP Number of Class of Securities)
________________________

Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.
One Jericho Plaza
Jericho, New York 11753
(516) 338-8500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:
Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,000,000	$2,091.60

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that 500,000 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $36.00 per share.

(2)           The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00011620 multiplied by the proposed maximum offering price.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Nathan’s Famous, Inc. (the “Company”) to purchase up to 500,000 shares of its common stock, $.01 par value per share, at a price not less than $33.00 nor greater than $36.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated September 18, 2015 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.  The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	SUMMARY TERM SHEET
The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.
Item 2.	SUBJECT COMPANY INFORMATION
(a)
The name of the subject company and issuer is Nathan’s Famous, Inc., a Delaware corporation.  The address of the Company’s principal executive office is One Jericho Plaza, Jericho, New York 11753, and its telephone number is (516) 338-8500.

(b)
The information set forth in the Offer to Purchase under “Summary Term Sheet” and under “The Offer, Section 2, Number of Shares; Proration” is incorporated herein by reference.  As of September 17, 2015, the Company had issued and outstanding approximately 4,430,523 shares of common stock.

(c)
Information about the trading market and price of the shares and dividends is set forth under ‘‘The Offer, Section 9, Price Range of Shares and Stockholders’’ of the Offer to Purchase and is incorporated herein by reference.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)	The Company is the filing person and the subject company. The names of the executive officers and directors of the Company are as follows:

Name	Position with the Company
Eric Gatoff	Chief Executive Officer and Director
Ronald G. DeVos	Vice President Finance, Chief Financial Officer and Secretary
Howard M. Lorber	Executive Chairman of the Board
Scott Harvey	Executive Vice President
Donald P. Schedler	Vice President Development, Architecture and Construction
Randy K. Watts	Vice President Franchise Operations
Robert J. Eide	Director
Brian S. Genson	Director
Barry Leistner	Director
Wayne Norbitz	Director
A.F. Petrocelli	Director
Charles Raich	Director

The address of the Company and each of the Company’s executive officers and directors is One Jericho Plaza, Jericho, New York 11753 and the Company’s telephone number is (516) 338-8500.  The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors and Executive Officers” and under “The Offer, Section 11, Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION
(a)
Information about the terms of the transaction under “Summary Term Sheet” and “The Offer, Sections 1 through 14” of the Offer to Purchase is incorporated herein by reference.  There will be no material differences in the rights of security holders as a result of this transaction.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors and Executive Officers” and under “The Offer, Section 11, Transactions and Agreements Concerning Shares” is incorporated herein by reference.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(e)	The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares” is incorporated herein by reference.
Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Purposes of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)	The information set forth in the Offer to Purchase under “The Offer, Section 10, Source and Amount of Funds” is incorporated herein by reference.
(b)	Not applicable.
(d)	Not applicable.
Item 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Beneficial Ownership of Common Stock by Directors and Executive Officers” is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under “The Offer, Section 8, Information Concerning the Company and Purposes of the Offer—Securities Transactions” is incorporated herein by reference.

Item 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)
The Company has retained MacKenzie Partners, Inc. (“MacKenzie”) as the Information Agent in connection with the Offer and will pay MacKenzie a fee for its services.  In addition, MacKenzie is entitled to reimbursement of its reasonable out-of-pocket expenses.  MacKenzie may contact stockholders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward material relating to the Offer to beneficial owners.

The Company has retained American Stock Transfer & Trust Company, LLC (“AST”) to act as the Depositary in connection with the Offer and will pay AST a fee for its services, plus other costs and reimbursement for out-of-pocket expenses.

Each of MacKenzie and AST will be indemnified by the Company against certain liabilities and expenses in connection therewith.
Item 10.	FINANCIAL STATEMENTS
Not applicable.

Item 11.	ADDITIONAL INFORMATION
(a)	(1)	The information set forth in the Offer to Purchase under “The Offer, Section 11, Transactions and Agreements Concerning Shares” of the Offer to Purchase is incorporated herein by reference.
	(2)	There are no applicable regulatory requirements or approvals needed for the Offer.
	(3)	Not applicable.
	(4)	Not applicable.
	(5)	None.
(c)
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	EXHIBITS
The following are attached as exhibits to this Schedule TO:
(a)	(1)	(A)	Offer to Purchase for Cash, dated September 18, 2015.
		(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
		(C)	Notice of Guaranteed Delivery.
		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
		(F)	Form of letter to stockholders.
	(5)	(A)	Press Release dated September 11, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed on September 11, 2015).
		(B)	Press Release dated September 18, 2015.
(b)	Not applicable.
(d)	(1)
Rights Agreement, dated as of June 5, 2013, between the Company and AST, as Rights Agent, which includes form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase as Exhibit B (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 11, 2013).

(2)
Indenture, dated as of March 10, 2015, by and among the Company, certain of its wholly owned subsidiaries, as guarantors, and U.S. Bank National Association, a National Banking Association, as trustee and collateral trustee (including the form of Note) (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 12, 2015).

(3)	The Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2010).
(4)	Amendment to the Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2012).
(5)	401K Plan and Trust (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (No. 33-56976)).
(6)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(7)
Amendment, dated as of November 1, 2012, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).

(8)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(9)
Amendment, dated as of August 3, 2010, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2010).

(10)	Restricted Stock Agreement with Howard M. Lorber, dated November 1, 2012 (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).
(11)	Restricted Stock Agreement with Eric Gatoff, dated June 4, 2013 (Incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K, filed on June 14, 2013).
(12)	Transition Agreement and Release with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).

	(13)	Consulting Agreement with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).
(g)	None.
(h)	Not applicable.
Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2015	NATHAN’S FAMOUS, INC.

	By:	/s/ Ronald G. DeVos
	Name:	Ronald G. DeVos
	Title:	Vice President - Finance and Chief Financial Officer

Exhibit Index

The following are attached as exhibits to this Schedule TO:

(a)	(1)	(A)	Offer to Purchase for Cash, dated September 18, 2015.
		(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
		(C)	Notice of Guaranteed Delivery.
		(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
		(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.
		(F)	Form of letter to stockholders.
	(5)	(A)	Press Release dated September 11, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K, filed on September 11, 2015).
		(B)	Press Release dated September 18, 2015.
(b)	Not applicable.
(d)	(1)
Rights Agreement, dated as of June 5, 2013, between the Company and AST, as Rights Agent, which includes form of Rights Certificate as Exhibit A and the Summary of Rights to Purchase as Exhibit B (Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed on June 11, 2013).

(2)
Indenture, dated as of March 10, 2015, by and among the Company, certain of its wholly owned subsidiaries, as guarantors, and U.S. Bank National Association, a National Banking Association, as trustee and collateral trustee (including the form of Note) (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 12, 2015).

	(3)	The Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2010).
	(4)	Amendment to the Company’s 2010 Stock Incentive Plan (Incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A, filed on July 23, 2012).
	(5)	401K Plan and Trust (Incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (No. 33-56976)).

(6)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(7)
Amendment, dated as of November 1, 2012, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Howard M. Lorber (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).

(8)
Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on December 18, 2006).

(9)
Amendment, dated as of August 3, 2010, to the Employment Agreement, dated as of December 15, 2006, by and between the Company and Eric Gatoff (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2010).

	(10)	Restricted Stock Agreement with Howard M. Lorber, dated November 1, 2012 (Incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed on November 2, 2012).
	(11)	Restricted Stock Agreement with Eric Gatoff, dated June 4, 2013 (Incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K, filed on June 14, 2013).
	(12)	Transition Agreement and Release with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).
	(13)	Consulting Agreement with Wayne Norbitz, dated as of June 10, 2015 (Incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K, filed on June 12, 2015).
(g)	None.
(h)	Not applicable.